

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

<u>Via E-mail</u>

Mr. Kenneth D. Cole
Chairman and Chief Creative Officer
Kenneth Cole Productions, Inc.
603 West 50th Street
New York, NY 10019

Re: **Kenneth Cole Productions, Inc.**
       Schedule 13E-3 filed June 29, 2012
       File No. 005-49181
       Schedule 14A filed June 29, 2011
       File No. 001-13082

Dear Mr. Cole:

We have the following comments on the above-referenced filings. We have limited the scope of our review to legal and other non-accounting matters. Please understand that the purpose of our review process is to assist the transaction's compliance with the applicable disclosure requirements and to enhance the disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone number listed at the end of this letter.

Schedule 13E-3

General

1. We noticed the statement that "[n]o filing person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person." The use of such a disclaimer is inconsistent with the attestation that must accompany each filing person's signature on the Schedule 13E-3. Each filing person must certify that, to the best of their knowledge and belief, the information set forth in the schedule is true, complete and correct. See Exchange Act Rule 13e-100.

"Item 2. Subject Company Information – (b) Securities," page 3

2. State the number of shares outstanding of the subject class of equity securities as of the most recent practicable date, or explain to us why using a measurement date more recent than the record date is impracticable. See Item 1002(b) of Regulation M-A.

<u>"Item 2. Subject Company Information – (f) Prior stock purchases," page 3</u>

3. Provide the disclosure required by Item 1002(f) of Regulation M-A with respect to each of the filing persons, or advise.

<u>"Item 3. Identity and Background of Filing Person," page 4</u>

4. With respect to each corporation identified as a filing person on Schedule 13E-3, please state the name and address of each natural person specified in Instruction C to Schedule 13E-3 who serves that corporation. See Item 1003(a) of Regulation M-A.

<u>Signature</u>

5.   Please file with the Schedule 13E-3 evidence of each authorized representative's authority to sign on behalf of each of KMC Partners L.P. and Cole Family Holdco, LLC, or advise. See the *Instruction to Signature* on the last page of Schedule 13E-3.

<u>Exhibit 99(c)(2)</u>

6. The "Notice to Recipient" states that the materials have not been prepared with a view toward public disclosure and that they are for "discussion purposes only." In addition, the Notice makes clear the materials may not be reproduced or disseminated without Bank of America/Merrill Lynch's prior written consent. Advise us, with a view toward revised disclosure, whether unaffiliated security holders may rely upon the disclosures contained within this report when making their investment and voting decisions. In addition, advise us whether Bank of America/Merrill Lynch has provided their consent for the public release of this report in connection with the Schedule 13E-3 filing.

Schedule 14A

<u>"Summary Term Sheet – The Merger Proposal," page 2</u>

7. Please provide a cross-reference to a more detailed discussion of the transaction terms contained within the Proxy Statement, or advise. See Item 1001 of Regulation M-A.

<u>"Summary Term Sheet – Treatment of Company Awards," page 4</u>

8. Please provide a cross-reference to the more detailed discussion regarding the treatment of company awards contained within the Proxy Statement. See Item 1001 of Regulation M-A.

"Questions and Answers About the Special Meeting and the Merger," page 13

9. To the extent that any of the information provided under this caption is intended to respond to Item 1 of Schedule 13E-3, please provide a cross-reference to a more detailed discussion contained in the Proxy Statement. See Item 1001 of Regulation M-A.

"The Board of Directors," page 33

10. Revise to expressly indicate the reason(s) for Mr. Kenneth Cole's abstention. The existing disclosure only impliedly states a reason why Mr. Cole may have abstained. See Item 8 of Schedule 13E-3 and corresponding Item 1014 of Regulation M-A.

11. Revise the Board's fairness determination to expressly address the fairness of the proposed transaction to unaffiliated stockholders. The generic reference to Public Stockholders is not consistent with the applicable regulatory provision, and the term has been defined to include persons that could still include affiliates. Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

12. The material factors upon which the Board relied in reaching its fairness determination should, at a minimum, include an analysis of the factors identified in Instruction 2 to Item 1014. To the extent any of these factors were not considered relevant or applicable, the disclosure should include a brief explanation as to why. See Item 8 of Schedule 13E-3 and corresponding Item 1014 of Regulation M-A. Refer also to Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).

13. The Board may expressly adopt the analysis of another filing party that considered the factors enumerated in Instruction 2 to Item 1014 of Regulation M-A, provided, however, that such party specifically addressed these factors and the revised disclosure explicitly references the Board's adoption of such analyses. To the extent the Board adopts another party's analyses instead of producing their own, please ensure that going concern value is addressed as an independent factor. Refer to Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981).

14. Revise the fairness discussion to expressly discuss how the conclusion was reached that the transaction was fair despite the apparent absence of an unaffiliated representative retained by non-employee directors to negotiate solely on behalf of unaffiliated security holders. See Item 8 of Schedule 13E-3 and corresponding Item 1014(d) of Regulation M-A. Refer also to Q & A No. 21 in Exchange Act Release 17719 (April 13, 1981).

15. Revise the fairness determinations made by the other filing parties to conform to the comments issued in this section to the extent applicable.

"Special Factors – Certain Effects of the Merger," page 44

16. Describe the effects of the transaction on each affiliate's interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages. See Item 7 of Schedule 13E-3 and Instruction 3 to Item 1013 of Regulation M-A.

17. Revise to quantify the cost savings associated with the Company's future avoidance of the need to comply with the federal securities laws. In addition, revise to state, if true, that the affiliates engaged in this transaction will become the beneficiaries of the Company's future use of any operating loss carryforwards. Quantify this benefit, and explain how the application of the operating loss carryforwards might shelter income that might be higher due in part to the cost savings that might accrue as a result of the transaction's successful execution. See Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

"Important Information Concerning the Company – Market Price of the Company's Class A Common Stock," page 91

18. We note the disclosure that "there were no dividend payments during 2011 and 2010." Please revise to disclose whether there were any dividend payments during 2012, or advise. See Item 1002(d) of Regulation M-A and Item 1011(c) of Regulation M-A.

"Important Information Concerning the Company – Transactions in Common Stock," page 93

19. Please supplementally advise us, with a view toward revised disclosure, whether the Company has repurchased shares of Class A Common Stock in 2012. If so, please revise the disclosure accordingly. See Item 1002(f) of Regulation M-A.

Form of Proxy Card

20. Revise the form of proxy card to clearly mark it as "preliminary." See Rule 14a-6(e)(1).

Closing Comments

As appropriate, please amend your filings promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company, its management, and each filing person are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. Please direct any questions to me at 202. 551.3266.

Very truly yours,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

Joseph W. Armbrust, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

Adam M. Turtletaub, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019